SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 1

MASSMUTUAL PREMIER FUNDS

(Exact Name of Registrant as Specified in Declaration of Trust)

1295 State Street, Springfield, MA 01111-0001

(413) 744-1000

Name and Address of Agent for Service

Andrew M. Goldberg, Esq.

Vice President, Secretary, and Chief Legal Officer

MassMutual Premier Funds

1295 State Street

Springfield, MA 01111-0001

Copy to:

Brian McCabe, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

TITLE OF SECURITIES BEING REGISTERED:

It is proposed that this filing will become effective immediately.

The Combined Information Statement/Prospectus and Statement of Additional Information as filed by the Registrant pursuant to Rule 497 under the Securities Act of 1933 with the Commission on August 8, 2024 (File No.: 033-73824) constitute Part A and Part B of this Post-Effective Amendment No. 1, respectively, and are incorporated herein by reference. This Post-Effective Amendment No. 1 is being filed for the sole purpose of adding to Part C of the Registration Statement dated July 3, 2024, as filed by the Registrant on Form N-14 (File No.: 333-280690), the final tax opinion as an exhibit to Part C of the Registration Statement.

MASSMUTUAL PREMIER FUNDS

PART C.

OTHER INFORMATION

Item 15.	Indemnification

Article VIII, Sections 1, 2, 3, 4, and 5 of the Amended and Restated Agreement and Declaration of Trust of the MassMutual Premier Funds (the “Trust” or “Registrant”), which is incorporated by reference to Exhibit (a)(1) of the Trust’s Post-Effective Amendment No. 57 to the Registration Statement filed via EDGAR on December 30, 2011, provides as follows with respect to indemnification of the Trustees and officers of the Trust against liabilities which may be incurred by them in such capacities:

Amended and Restated Declaration of Trust

Section 1. Trustees, Officers, Etc. The Trust shall indemnify every person who is or has been a Trustee or officer (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred or paid by any Covered Person in connection with the defense or disposition of any claim, action, suit or other proceeding, whether civil, criminal, or other, including appeals, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel, in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

Section 2. Compromise Payment. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication on the merits by a court, or by any other body before which the proceeding was brought, that such Covered Person is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person is not liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (the disinterested Trustees to take final action on the consideration of such approval within 60 days of a request thereof by a Covered Person), or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry), to the effect that such indemnification would not protect such Covered Person against any liability to the Trust to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (which opinion the Trustees shall use reasonable diligence to obtain within 60 days of a request therefor by a Covered Person). Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Section 3. Rebuttable Presumption. For purposes of the determination or opinion referred to in clause (c) of Section 1 of this Article VIII or clauses (a) or (b) of Section 2 of this Article VIII, the majority of disinterested Trustees acting on the matter or independent legal counsel, as the case may be, shall be entitled to rely upon a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Section 4. Indemnification Not Exclusive. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which such Covered Person may be entitled. As used in this Article VIII, the term “Covered Person” shall include such person’s heirs, executors and administrators and a “disinterested Trustee” is a Trustee who is not an “interested person” of the Trust as defined in Section 2(a)(19) of the 1940 Act (or who has been exempted from being an “interested person” by any rule, regulation or order of the Commission), and against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in this Article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Section 5. No Presumption. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a Covered Person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the Trust or that the person had reasonable cause to believe that the person’s conduct was lawful.

Trustees and officers of the Trust are also indemnified by MassMutual pursuant to its by-laws. No indemnification is provided with respect to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office.

MassMutual’s directors’ and officers’ liability insurance program, which covers the Trust’s Trustees and officers, consists of two distinct coverages. The first coverage reimburses MassMutual, subject to specified limitations, for amounts which MassMutual is legally obligated to pay out under its indemnification by-law, discussed above. The second coverage directly protects a Trustee or officer of the Trust against liability from shareholder derivative and similar lawsuits which are not indemnifiable under the law. There are, however, specific acts giving rise to liability which are excluded from this coverage. For example, no Trustee or officer is insured against personal liability for libel or slander, acts of deliberate dishonesty, fines or penalties, illegal personal profit or advantage at the expense of the Trust or its shareholders, violation of employee benefit plans, regulatory statutes, and similar acts which would traditionally run contrary to public policy and hence reimbursement by insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

(1)	Amended and Restated Agreement and Declaration of Trust of the Trust dated November 21, 2011 (42).

(2)	Amended and Restated Bylaws of the Trust dated April 30, 2021 (57).

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization (63).

(5)	Please refer to Article V of the Trust’s Amended and Restated Agreement and Declaration of Trust (See Exhibit (1)).

(6)(a)	Investment Management Agreement between the Trust and Massachusetts Mutual Life Insurance Company (“MassMutual”) (assigned to MML Investment Advisers, LLC (“MML Advisers”) on April 1, 2014) relating to the MassMutual Premier Core Bond Fund (now known as the MassMutual Core Bond Fund) dated as of November 21, 2011 (42).

(6)(b)	Amendment to Investment Management Agreement between the Trust and MassMutual (assigned to MML Advisers on April 1, 2014) relating to the MassMutual Premier Core Bond Fund (now known as the MassMutual Core Bond Fund) dated as of June 1, 2012 (44).

(6)(c)	Amendment Two to Investment Management Agreement between the Trust and MassMutual (assigned to MML Advisers on April 1, 2014) relating to the MassMutual Premier Core Bond Fund (now known as the MassMutual Core Bond Fund) dated as of April 1, 2014 (47)

(6)(d)	Investment Subadvisory Agreement between MassMutual and Babson Capital Management LLC (“Babson Capital”) (now known as Barings LLC (“Barings”)) (assigned to MML Advisers on April 1, 2014) relating to the MassMutual Premier Core Bond Fund (now known as the MassMutual Core Bond Fund) dated as of October 29, 2004 (22).

(6)(e)	Amendment to Investment Subadvisory Agreement between MassMutual and Babson Capital (now known as Barings) (assigned to MML Advisers on April 1, 2014) relating to the MassMutual Premier Core Bond Fund (now known as the MassMutual Core Bond Fund) dated as of June 1, 2008 (33).

(6)(f)	Amendment Two to Investment Subadvisory Agreement between MassMutual and Babson Capital (now known as Barings) (assigned to MML Advisers on April 1, 2014) relating to the MassMutual Premier Core Bond Fund (now known as the MassMutual Core Bond Fund) dated as of May 1, 2021 (57).

(6)(g)	Sub-Subadvisory Agreement between Barings and Baring International Investment Limited relating to the MassMutual Core Bond Fund dated as of May 1, 2021 (57)

(6)(h)	Instrument of Assignment between MassMutual and MML Advisers dated as of April 1, 2014 (47).

(7)(a)	Principal Underwriter Agreement between the Trust and MML Distributors, LLC (“MMLD”) dated as of February 23, 2006 (27).

(7)(b)	Schedule A to the Principal Underwriter Agreement between the Trust and MMLD dated as of May 1, 2023 (62).

(8)(a)	Amended and Restated Deferred Compensation Plan for Trustees of Registrant dated as of January 1, 2009 (34).

(8)(b)	Amendment to the Amended and Restated Deferred Compensation Plan for Trustees of Registrant dated as of December 8, 2011 (42).

(9)(a)	Amended, Restated and Consolidated Custodian Agreement between the Trust and State Street Bank and Trust Company (“State Street”) dated as of January 1, 2008 (31).

(9)(b)	Amendment to the Amended, Restated and Consolidated Custodian Agreement between the Trust and State Street dated as of May 25, 2010 (37).

(9)(c)	Second Amendment to the Amended, Restated and Consolidated Custodian Agreement between the Trust and State Street dated as of January 1, 2011 (40).

(9)(d)	Third Amendment to the Amended, Restated and Consolidated Custodian Agreement between the Trust and State Street dated as of September 16, 2013 (45).

(9)(e)	Fourth Amendment to the Amended, Restated and Consolidated Custodian Agreement between the Trust and State Street dated as of April 1, 2014 (47).

(9)(f)	Sixth Amendment to the Amended, Restated and Consolidated Custodian Agreement between the Trust and State Street dated as of December 1, 2021 (58).

(9)(g)	Appendix A to the Amended, Restated and Consolidated Custodian Agreement between the Trust and State Street dated as of February 1, 2024 (62).

(9)(h)	Amended, Restated and Consolidated Delegation Agreement between the Trust and State Street dated as of January 1, 2008 (51).

(9)(i)	Second Amendment to the Amended, Restated and Consolidated Delegation Agreement between the Trust and State Street dated as of December 1, 2021 (58).

(9)(j)	Appendix A to the Amended, Restated and Consolidated Delegation Agreement between the Trust and State Street dated as of February 1, 2024 (62).

(10)(a)	Amended and Restated Rule 12b-1 Plan dated as of February 13, 2014 (47).

(10)(b)	Amended Exhibit A to the Amended and Restated Rule 12b-1 Plan dated as of February 1, 2023 (61).

(10)(c)	Amended and Restated Rule 18f-3 Plan dated as of June 17, 2020, as amended February 1, 2024 (62).

(11)	Opinion and consent of Ropes & Gray LLP (63).

(12)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of the MassMutual Strategic Bond Fund into the MassMutual Core Bond Fund is filed herein as Exhibit (12).

(13)(a)	Second Amended, Restated and Consolidated Transfer Agency and Service Agreement between the Trust and State Street dated as of April 1, 2014 (47).

(13)(b)	Side Letter to the Second Amended, Restated and Consolidated Transfer Agency and Service Agreement between the Trust and State Street dated as of June 7, 2017 (51).

(13)(c)	Supplement to the Second Amended, Restated and Consolidated Transfer Agency and Service Agreement between the Trust and State Street dated as of September 5, 2018 (52).

(13)(d)	First Amendment to the Second Amended, Restated and Consolidated Transfer Agency and Service Agreement between the Trust and State Street dated as of October 16, 2021 (58).

(13)(e)	Appendix A to the Second Amended, Restated and Consolidated Transfer Agency and Service Agreement between the Trust and State Street dated as of February 1, 2023 (61).

(13)(f)	Amended and Restated Administrative and Shareholder Services Agreement between the Trust and MML Advisers dated as of April 1, 2014 (47).

(13)(g)	Amendment to the Amended and Restated Administrative and Shareholder Services Agreement between the Trust and MML Advisers dated as of November 29, 2017 (51).

(13)(h)	Amendment to the Amended and Restated Administrative and Shareholder Services Agreement between the Trust and MML Advisers dated as of December 1, 2021 (58).

(13)(i)	Amendment to the Amended and Restated Administrative and Shareholder Services Agreement between the Trust and MML Advisers dated as of February 1, 2024 (62).

(13)(j)	Sub-Administration Agreement between MML Advisers and State Street dated as of April 1, 2014 (47).

(13)(k)	Amendment 1 to the Sub-Administration Agreement between MML Advisers and State Street dated as of July 14, 2015 (48).

(13)(l)	Amendment 3 to the Sub-Administration Agreement between MML Advisers and State Street dated as of December 13, 2018 (52).

(13)(m)	Amendment 4 to the Sub-Administration Agreement between MML Advisers and State Street dated as of April 19, 2021 (57).

(13)(n)	Amendment 5 to the Sub-Administration Agreement between MML Advisers and State Street dated as of December 1, 2021 (58).

(13)(o)	Letter Agreement to the Sub-Administration Agreement between MML Advisers and State Street dated as of April 1, 2014 (47).

(13)(p)	Appendix A to the Sub-Administration Agreement between MML Advisers and State Street dated as of February 1, 2024 (62).

(13)(q)	Sub-Administrative Services Agreement between MML Advisers and MassMutual dated as of April 1, 2014 (47).

(13)(r)	Amendment Six to the Sub-Administrative Services Agreement between MML Advisers and MassMutual dated as of February 1, 2024 (62).

(13)(s)	Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of July 31, 2012 (51).

(13)(t)	First Amendment to the Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of August 15, 2012 (51).

(13)(u)	Eighth Amendment to the Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of August 10, 2016 (51).

(13)(v)	Eleventh Amendment to the Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of December 8, 2017 (51).

(13)(w)	Fifteenth Amendment to the Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of April 4, 2019 (53).

(13)(x)	Seventeenth Amendment to the Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of June 29, 2020 (55).

(13)(y)	Nineteenth Amendment to the Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of December 1, 2021 (58).

(13)(z)	Twentieth Amendment to the Second Amended and Restated Securities Lending Agency Agreement between the Trust and State Street dated as of July 1, 2024 (63).

(13)(aa)	Master Repurchase Agreement between the Trust and State Street dated as of January 1, 2008 (51).

(13)(bb)	First Amendment to the Master Repurchase Agreement between the Trust and State Street dated as of November 25, 2014 (51).

(13)(cc)	Second Amendment to the Master Repurchase Agreement between the Trust and State Street dated as of September 20, 2016 (51).

(13)(dd)	Third Amendment to the Master Repurchase Agreement between the Trust and State Street dated as of November 1, 2021 (58).

(13)(ee)	Schedule VII.A to the Master Repurchase Agreement between the Trust and State Street dated as of February 1, 2024 (63).

(13)(ff)	Fixed Income Clearing Corporation Sponsored Membership Agreement between the Trust, the Fixed Income Clearing Corporation, and State Street dated as of October 10, 2017 (51).

(13)(gg)	Amended and Restated Reimbursement and Security Agreement between the Trust and State Street dated as of December 1, 2021 (58).

(13)(hh)	FATCA Support Services Agreement between the Trust and State Street dated as of March 2, 2015 (51).

(13)(ii)	First Amendment to the FATCA Support Services Agreement between the Trust and State Street dated as of October 16, 2021 (59).

(13)(jj)	Appendix A to the FATCA Support Services Agreement between the Trust and State Street dated as of February 1, 2023 (61).

(13)(kk)	Expense Limitation Agreement between the Trust and MML Advisers with respect to the MassMutual Core Bond Fund dated as of February 1, 2024 (62).

(14)	Consent of Deloitte & Touche LLP relating to the Trust and MassMutual Select Funds (63).

(15)	Not applicable.

(16)	Power of Attorney (63).

(17)	Not applicable.

(1)	Intentionally left blank.
(2)	Intentionally left blank.
(3)	Intentionally left blank.

(4)	Intentionally left blank.

(5)	Intentionally left blank.
(6)	Intentionally left blank.
(7)	Intentionally left blank.
(8)	Intentionally left blank.
(9)	Intentionally left blank.
(10)	Intentionally left blank.
(11)	Intentionally left blank.
(12)	Intentionally left blank.
(13)	Intentionally left blank.
(14)	Intentionally left blank.
(15)	Intentionally left blank.
(16)	Intentionally left blank.
(17)	Intentionally left blank.
(18)	Intentionally left blank.
(19)	Intentionally left blank.
(20)	Intentionally left blank.
(21)	Intentionally left blank.
(22)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 32 filed on December 29, 2004.
(23)	Intentionally left blank.
(24)	Intentionally left blank.
(25)	Intentionally left blank.

(26)	Intentionally left blank.
(27)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 39 filed on September 26, 2006.
(28)	Intentionally left blank.
(29)	Intentionally left blank.
(30)	Intentionally left blank.
(31)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 44 filed on February 29, 2008.
(32)	Intentionally left blank.
(33)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 46 filed on October 31, 2008.
(34)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 47 filed on February 27, 2009.
(35)	Intentionally left blank.
(36)	Intentionally left blank.
(37)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 50 filed on October 4, 2010.
(38)	Intentionally left blank.
(39)	Intentionally left blank.
(40)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 54 filed on August 30, 2011.
(41)	Intentionally left blank.
(42)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 57 filed on December 30, 2011.
(43)	Intentionally left blank.
(44)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 60 filed on February 1, 2013.
(45)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 62 filed on December 5, 2013.
(46)	Intentionally left blank.
(47)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 65 filed on February 2, 2015.
(48)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 67 filed on February 1, 2016.
(49)	Intentionally left blank.
(50)	Intentionally left blank.
(51)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 72 filed on January 31, 2018.
(52)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 74 filed on January 31, 2019.
(53)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 76 filed on December 3, 2019.
(54)	Intentionally left blank.
(55)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 79 filed on December 3, 2020.

(56)	Intentionally left blank.
(57)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 81 filed on September 21, 2021.
(58)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 82 filed on December 10, 2021.
(59)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 83 filed on January 31, 2022.
(60)	Intentionally left blank.
(61)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 85 filed on January 31, 2023.
(62)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 86 filed on February 1, 2024.
(63)	Incorporated by reference to Registrant’s Registration Statement on Form N-14 filed via EDGAR on July 3, 2024.

Item 17.	Undertakings

(1)  The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)  The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)  The undersigned Registrant agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as an amendment to this registration statement within a reasonable time after receipt of such opinion.

(4)  The undersigned Registrant agrees to file any additional material contracts of the Registrant with an amendment to this registration statement within a reasonable time after the execution of such contracts.

NOTICE

A copy of MassMutual Premier Funds’ Amended and Restated Agreement and Declaration of Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the relevant series of the Registrant.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Springfield and Commonwealth of Massachusetts, on the 25th day of November, 2024.

MassMutual Premier Funds	By:	/s/ Douglas Steele
Registrant		Douglas Steele
President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities as indicated as of the 25th day of November, 2024.

Signature	Title

*	President
Douglas Steele	(Principal Executive Officer)

*	Chief Financial Officer and Treasurer
Renee Hitchcock	(Principal Financial Officer)

*	Chairperson and Trustee
Susan B. Sweeney

*	Trustee
Nabil N. El-Hage

*	Trustee
Maria D. Furman

*	Trustee
Paul LaPiana

*	Trustee
R. Bradford Malt

*	Trustee
C. Ann Merrifield

*	Trustee
Clifford M. Noreen

*	Trustee
Cynthia R. Plouché

*	Trustee
Jason J. Price

*By:	/s/ Andrew M. Goldberg
Andrew M. Goldberg
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Title of Exhibit
(12)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of the MassMutual Strategic Bond Fund into the MassMutual Core Bond Fund.